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10027836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8- 51139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berman Capital, LLC.

OFFICIAL USE ONLY
45706
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 Taylor Street
(No. and Street)

San Francisco (City) CA (State) 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc L. Berman 415-345-1480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/10/2010

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marc L. Berman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berman Capital, LLC, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and Sworn (or affirmed) Before me, Angela Allen
On this 19 day of Feb 2010 by,
Marc Berman,
proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Signature of Notary Public)

Notary Public

ANGELA ALLEN
COMM. #1814272
NOTARY PUBLIC CALIFORNIA
San Mateo County
Commission Expires Sept. 21, 2012

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berman Capital, LLC

Financial Statements

and Supplemental Information

Years ended December 31, 2009 and 2008

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

The Members
Berman Capital, LLC

We have audited the accompanying statement of financial condition of Berman Capital, LLC, as of December 31, 2009 and 2008, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Berman Capital, LLC. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berman Capital, LLC as of December 31, 2009 and 2008, and the results of its operations and the changes in its members' equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 8, 2010

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Berman Capital, LLC
Statement of Financial Condition
December 31, 2009 and 2008

Assets

	2009	2008
Current assets		
Cash and cash equivalents	$ 33,260	$ 47,255
Note receivable due within one year	-	12,200
Total current assets	33,260	59,455
Total assets	$ 33,260	$ 59,455

Liabilities and Members' Equity

	2009	2008
Current liabilities		
Accounts payable	$ -	$ 5,689
Members' equity		
Capital contributions	101,531	71,531
Retained earnings	(68,271)	(17,765)
Total members' equity	33,260	53,766
Total liabilities and members' equity	$ 33,260	$ 59,455

See accompanying notes

Berman Capital, LLC

Statement of Operations

Years ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions and fees	$ 25,500	$ 77,016
Interest income	147	4,265
Total revenues	25,647	81,281
Expenses		
Auto and travel	178	7,973
Insurance	384	384
Computer and database	545	4,022
Dues and subscriptions	4,154	2,101
Entertainment and promotion	1,469	6,683
Office supplies	325	338
Postage and delivery	1,294	412
Printing and reproduction	799	2,173
Professional fees	41,402	39,454
Regulatory fees	335	435
Rent	17,496	16,566
Taxes and licenses	2,150	3,186
Telephone	4,148	7,007
Other expenses	129	301
Total expenses	74,808	91,035
Net income (loss)	$ (49,161)	$ (9,754)

See accompanying notes.

Berman Capital, LLC
Statement of Members' Equity
Years ended December 31, 2009 and 2008

	Capital contributions	Retained earnings	Total members' equity
Balances, December 31, 2007	$ 71,531	$ 22,370	$ 93,901
Distributions to members	-	(30,381)	(30,381)
Net loss	-	(9,754)	(9,754)
Balances, December 31, 2008	71,531	(17,765)	53,766
Capital contributions	30,000	-	30,000
Distributions to members	-	(1,345)	(1,345)
Net loss	-	(49,161)	(49,161)
Balances, December 31, 2009	$ 101,531	$ (68,271)	$ 33,260

See accompanying notes.

Berman Capital, LLC
Statement of Cash Flows
Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income (loss)	$ (49,161)	$ (9,754)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Decrease (increase in) accounts receivable	-	-
Increase (decrease) in accounts payable	(5,689)	5,539
Net cash provided (used) by operating activities	(54,850)	(4,215)
Cash flows from financing activities		
Capital contributions	30,000	-
Distributions to members	(1,345)	(30,381)
Net cash used by financing activities	28,655	(30,381)
Cash flows from investing activities		
Payments on note receivable	12,200	68,300
Net cash provided by investing activities	12,200	68,300
Net increase (decrease) in cash and cash equivalents	(13,995)	33,704
Cash and cash equivalents, beginning of year	47,255	13,551
Cash and cash equivalents, end of year	$ 33,260	$ 47,255
Supplemental disclosure		
Cash paid during the year for income taxes	$ 800	$ 1,700

See accompanying notes.

Berman Capital, LLC
Notes to Financial Statements
December 31, 2009

Note 1 - Summary of significant accounting policies

Basis of presentation
Berman Capital, LLC (the Company) is a California LLC formed in July 1998. In February 1999, the Company registered as broker-dealer with the Securities Exchange Commission and became a member of the National Association of Securities Dealers.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2009 and 2008, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Berman Capital, LLC
Notes to Financial Statements
(continued)
December 31, 2009

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
In July, 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income taxes* ("FIN 48"). FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, *Accounting for Income Taxes.* Under FIN 48, an entity would recognize the benefit from a tax position only if it is more likely than not that the position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarifies how an entity would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. FIN 48 also addresses when an entity should record interest and penalties related to tax positions and how the interest and penalties may be classified within the statement of operations and presented on the balance sheet. FIN 48 is effective for fiscal years beginning after December 15, 2008. Differences between the amounts recognized in the statement of operations prior to and after the adoption of FIN 48 would be accounted for as a cumulative effect adjustment to the beginning balance of net assets. The amount that taxing authorities ultimately sustain for individual or aggregate uncertain tax positions could differ from the amount recognized herein. Management of the Company evaluates all positions taken on income tax returns and does not believe that any current positions are subject to adjustments herein under FIN 48.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred.

Berman Capital, LLC
Notes to Financial Statements
(continued)
December 31, 2009

Note 1 - Summary of significant accounting policies (continued)

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Recent accounting pronouncements
In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* (SFAS 165). SFAS 165 establishes general standards of accounting and disclosures of events that occur after the statement of financial position date but before financial statements are issued or are available to be issued. SFAS 165 requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. SFAS 165 was effective for fiscal periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on the Company's disclosures.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (SFAS 168), a replacement of FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* SFAS 168 establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for financial statements issued for annual periods ending after September 15, 2009. The codification is not intended to change GAAP and will have no impact on the Agency's financial statements. However, since the Codification completely supersedes existing accounting standards, it will affect the way authoritative accounting pronouncements are referenced in future financial statements.

Note 2 - Transactions with members

The Company receives certain administrative services provided by its members. For the years ended December 31, 2009 and 2008, the Company reimbursed its members for all significant shared costs.

The Company's members also incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the members. If the transactions do not close, the expenses remain those of the members. Accordingly, such costs are recorded as paid. As of December 31, 2009 and 2008, the Company had reimbursed all significant member incurred costs.

Note 3 - Commitments

The Company leases office space on a month-to-month basis. Rent expense for the year ended December 31, 2009 was $17,496 (2008 - $16,566).

Note 4 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

Note 5 - Subsequent events

In accordance with SFAS No. 165, Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through January 8, 2010, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Berman Capital, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2009

Balance, December 31, 2008	$ -
Increases (decreases)	-
Balance, December 31, 2009	$ -

Berman Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2009

Net Capital	
Total members' equity	$ 33,260
Subordinated liabilities	-
Non allowable assets	-
Net capital	$ 33,260
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 28,260
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 28,260

Berman Capital, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2009

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2009)

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2009

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Berman Capital, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Berman Capital, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

The Members
Berman Capital, LLC

We have audited the financial statements of Berman Capital, LLC for the year ended December 31, 2009, and have issued our report thereon dated January 8, 2010. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Berman Capital, LLC, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 8, 2010

Berman Capital, LLC
Financial Statements
and Supplemental Information
Years ended December 31, 2009 and 2008
with
Report of Independent Auditors